UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.      )*

New England Investment Companies, L.P.

(Name of Issuer)


Units of Limited Partnership Interest

(Title of Class of Securities)


644095 10 1

(CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644095 10 1
1.   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SHERWIN A. ZUCKERMAN
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  []
(b)  []
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
     5.   SOLE VOTING POWER
677,500 units
     6.   SHARED VOTING POWER
0 units
     7.   SOLE DISPOSITIVE POWER
677,500 units
     8.   SHARED DISPOSITIVE POWER
0 units


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
677,500 units
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES*[
X]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%
12.  TYPE OF REPORTING PERSON*
IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G


Item 1(a) Name of Issuer:
New England Investment Companies, L.P.

     1(b) Address of Issuer's Principal Executive Offices:
399 Boylston Street
Boston, MA  02116

Item 2(a) Name of Person Filing:
     Sherwin A. Zuckerman

     2(b) Address of Principal Business Office or, if none, Residence:
                    Harris Associates L.P.
                    Two North LaSalle Street
                    Suite 500
                    Chicago, Illinois  60602

     2(c) Citizenship:
                    USA

     2(d) Title of Class of Securities:
                    Units of Limited Partnership Interest

     2(e) CUSIP Number:
                    644095 10 1

Item 3If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
                    Not applicable.

Item 4Ownership:

     4(a) Amount beneficially owned:
                    677,500 units

     4(b) Percent of Class:
                    9.9%
     4(c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                    677,500 units

          (ii) shared power to vote or to direct the vote:
                    0 units

          (iii)sole power to dispose or to direct the disposition of:
                    677,500 units

          (iv) shared power to dispose or to direct the disposition of:
                    0 units

The Reporting Person has sole voting and dispositive power with respect to 716,322 units of limited partnership interest in NEIC Operating
Partnership, L.P. ("NEICOP"), a private partnership affiliated with Issuer. Such units in NEICOP are owned as follows:
Sherwin A. Zuckerman - 566,322; and ZFP Associates, L.P. - 150,000.

All units reported herein are units which the persons listed in the immediately preceding paragraph may acquire in the future through the exchange of an equal number of limited partnership units in NEICOP.
The disclosure excludes units in Issuer that may be acquired upon the permitted exercise of exchange rights with respect to 38,822 NEICOP limited partnership units that may not be exercised within 60 days. Insofar as the managing general partner of NEICOP has the authority to withhold consent from any such future exchanges as provided in the amended partnership agreement of NEICOP, the Reporting Person may not be the "beneficial owner" of any units of Issuer within the meaning of Rule 13d-3(d)(l)(i), and this schedule shall not be construed as an admission that the Reporting Person is such a "beneficial owner."

Item 5Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

Item 8Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9Notice of Dissolution of Group:
                    Not Applicable.

Item 10Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





February 6, 1998/s/ Sherwin A. Zuckerman
Sherwin A. Zuckerman